

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2025

Thomas J. Bell
Chief Financial Officer and Treasurer
Byline Bancorp, Inc.
180 North LaSalle Street
Suite 300
Chicago, IL 60601

      Re: Byline Bancorp, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2023
          File No. 001-38139

Dear Thomas J. Bell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance